January 2, 2020

Tim Ti
Chief Executive Officer
UTStarcom Holdings Corp.
Level 6, 28 Hennessy Road,
Admiralty, Hong Kong

       Re: UTStarcom Holdings Corp.
           Form 20-F for the Year Ended December 31, 2018
           Filed April 17, 2019
           File No. 001-35216

Dear Mr. Ti:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology